                          WILLOWBRIDGE STRATEGIC TRUST
                          MONTHLY REPORT/
                          MARCH 31, 1997

         WILLOWBRIDGE STRATEGIC TRUST
-------------------------------------------------------------------------------
Dear Interest Holder:

Enclosed is the report for the month of March 1997 for Willowbridge Strategic Trust (the 'Fund'). The net asset value of an interest as of March 31, 1997 was $118.74, an increase of 3.73% from the February 28, 1997 $114.47 value. The 1997 year-to-date return for the Fund was an increase of 14.76% as of March 31, 1997.

The Fund's positive March performance was the result of profits earned in the grain, financial, stock index and energy sectors. Losses were incurred in the currency, meat, metal and soft sectors.

In the grain sector, soybean, soybean meal, corn and wheat positions posted gains. The price of soybean futures moved higher on reports by the U.S. Department of Agriculture which showed continued high levels of export sales. In other grain markets, wheat futures rose on strong export demand, particularly from Asia, and weather concerns for wheat planting regions.

In the financial sector, U.S., Italian and Eurodollar positions were profitable. Positions in U.S. bonds profited after the U.S. Federal Reserve raised its key short-term interest rate by a quarter of a percentage point, the first increase in more than two years. The rise in the targeted federal funds rate to 5.5% was intended to 'cool off' the U.S. economy and stem potential inflationary pressures. Upon the announcement, the U.S. bond market initially moved higher, but prices fell as worries set in that the raise in rates could be the first in a series.

In the stock index sector, S&P positions were profitable as U.S. stock markets tumbled in anticipation of further interest rate increases. The Fund also profited from positions in the Honk Kong Hang Seng.

The estimated net asset value per interest as of April 21, 1997 was $110.97. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For questions concerning your account status, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          James M. Kelso
          President & Director
          PRUDENTIAL SECURITIES FUTURES
          MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at month-end. The correct value is contained in this report.

STATEMENT OF OPERATIONS
------------------------------------------------------
For the month of March 1997
Revenues:
Realized gain on commodity
  transactions...........................   $  296,688
Change in unrealized commodity
  positions..............................    1,902,681
Interest income..........................      192,073
                                            ----------
                                             2,391,442
                                            ----------
Expenses:
Commissions..............................      282,532
Management fee...........................      116,776
Incentive fee............................      360,012
                                            ----------
                                               759,320
                                            ----------
Net gain.................................   $1,632,122
                                            ----------
                                            ----------

        STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the month of March 1997
                                     Total      Per Unit
                                  -----------   --------
Net asset value at beginning of
  month
  (345,222.235 interests).......  $39,518,232   $ 114.47
Contributions...................    4,228,700
Net gain........................    1,632,122
Redemptions.....................     (378,285)
                                  -----------
Net asset value at end
  of month
  (378,977.695 interests).......  $45,000,769     118.74
                                  -----------   --------
                                  -----------
Change in net asset
  value per interest.........................   $   4.27
                                                --------
                                                --------
Percentage change............................       3.73%
                                                --------
                                                --------

------------------------------------------------------
I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Willowbridge Strategic Trust is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.


                            by: Barbara J. Brooks
                                 Treasurer